UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 5)

                    Under the Securities Exchange Act of 1934

                              P&F INDUSTRIES, INC.
 -------------------------------------------------------------------------------
                                (Name of issuer)

                                 COMMON STOCK
 -------------------------------------------------------------------------------
                         (Title of class of securities)

                                   692830508
            --------------------------------------------------------
                                 (CUSIP number)


            TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN 46350
                                 (219) 324-5087
 with copies to:
               OLSHAN, GRUNDMAN, FROME, ROSENZWEIG & WOLOSKY, LLP
                    65 EAST 55TH STREET, NEW YORK, NY  10022
                                 (212) 451-2300
 -------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                               SEPTEMBER 17, 2010
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.  692830508

--------------------------------------------------------------------------------
1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)        PF
--------------------------------------------------------------------------------
5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization      UNITED STATES
--------------------------------------------------------------------------------
  Number of           (7) Sole Voting Power         279,088
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    279,088
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned             279,088
    by each Reporting Person
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)     7.7%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)            IN
--------------------------------------------------------------------------------


ITEM 3.   Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

     Personal funds in the aggregate amount of $531,133.47 have been used to effect the purchases. No part of the purchase price represents borrowed funds.


ITEM 4.   Purpose of Transaction

Item 4 is hereby amended to add the following:

     Respondent notes that he is the largest individual shareholder of P&F, other than Mr. Horowitz, the CEO.

     Respondent has not changed his intentions and purposes with regard to the company. He continues to seek positive change, as eluciated in his 13D filings to date.

ITEM 5.   Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

     At the close of business on September 24, 2010, respondent has sole voting & dispositive power over 279,088 shares of P&F Industries, Inc.'s common stock. According to the Company's latest Form 10-Q, as of August 13, 2010, there were 3,614,562 common shares outstanding. Respondent is therefore deemed to own 7.7% of the Company's common stock. Transactions effected by the respondent in the last 60 days were performed in ordinary brokerage transactions, and are indicated as follows:

09/02/10  bought 3000 shares @ $1.852
09/07/10  bought 4500 shares @ $1.788
09/08/10  bought 2500 shares @ $1.77
09/13/10  bought 3870 shares @ $1.697
09/15/10  bought 2285 shares @ $1.697
09/16/10  bought 3577 shares @ $1.711
09/17/10  bought 4800 shares @ $1.644
09/20/10  bought 13,593 shares @ $1.588
09/22/10  bought 500 shares @ $1.596

ITEM 7.  Material to be Filed as Exhibits

Not applicable.


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  09/27/10
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor